FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 22, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
                The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled, “ABN AMRO increases shareholding in Capitalia to 9%”, dated October 22, 2003

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Dated: October 22, 2003	By:	/s/ Drs T. de Swaan
Name: Drs T. de Swaan Title: Member of the Managing Board

By:	/s/ Mr. H. Duijn
Name: Mr. H. Duijn Title: Secretary Managing Board

Item 1.

Press Release

Amsterdam / Rome, 22 October 2003

ABN AMRO in new shareholders' pact Capitalia

Capitalia announced today the formation of a new shareholders' pact. ABN AMRO, which actively contributed to the successful conclusion of this process, is one of Capitalia's industrial partners and the largest shareholder in the new pact.

Dolf Collee, managing board member of ABN AMRO and deputy chairman of Capitalia said: "This is an important step for ABN AMRO, as Italy remains one of the focus countries in our strategy. We are very satisfied with the agreement and our partnership with the other pact members. Together, we fully support Capitalia in its ambitions for continuous profit and growth. The new pact offers the management of Capitalia a strong and stable platform for the implementation of its ambitious business plan."

As announced last Monday, ABN AMRO has acquired an additional 53.4 million shares of Capitalia, representing 2.4% of the group's share capital. This purchase leads to an increase of the stake ABN AMRO holds in Capitalia from 6.6% to 9%.

Capitalia is based in Rome and ranks as the 4th largest bank in Italy, serving 5.5 million corporate and retail clients.